UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number 001-37889

TOP SHIPS INC.

(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.

ALEXANDROU STREET

151 24, MAROUSSI

ATHENS, GREECE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels, announced on August 13th, 2021 that it agreed to purchase, subject to final documentation, from a company affiliated with the Company’s Chief Executive Officer (the “Seller”) for a consideration of $29.8 million an additional 65% ownership interest in two Marshall Islands companies (the “VLCC Companies”) that each is a party to a shipbuilding contract for a high specification scrubber fitted VLCC tanker currently under construction at Hyundai Heavy Industries with expected delivery in January and February 2022 respectively. As previously disclosed, the VLCC Companies are party to 3+1+1 year time charters, starting from each vessel’s delivery, with a major oil trader.

On January 6, 2021, the Company had acquired 35% of the VLCC Companies and upon consummation of this transaction, will become 100% owner of the VLCC Companies.

The Seller will remain the guarantor on the shipbuilding contracts towards the shipyard and in addition the Seller shall provide a financing option to the Company by remaining responsible to the shipyard for up to 20% of the shipbuilding cost per vessel (increased from 10%, as previously agreed on January 6, 2021), at the option of the Company, to be exercised until each vessel’s delivery date. The amount of finance will need to be repaid to the Seller within 36 months from delivery. The cost of finance shall be agreed between the parties at the time of exercise and will take into account market terms for similar duration unsecured financings. Any agreement by the Company to exercise its option to obtain financing from the Seller will be approved by a special committee of the independent members of the Company’s board.

The transaction was approved by a special committee composed of independent members of the Company's board of directors (the “Transaction Committee”). The Transaction Committee obtained a fairness opinion relating to this transaction from an independent financial advisor.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-234281) that was filed with the SEC and became effective on November 4, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP SHIPS INC.
(Registrant)

Dated: August 13, 2021	By:	/s/ Evangelos Pistiolis
Evangelos Pistiolis Chief Executive Officer